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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G
                                (RULE 13d - 102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (AMENDMENT NO. )(1)



                             RF Micro Devices, Inc.
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                                (NAME OF ISSUER)


                           Common Stock, no par value
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                         (TITLE OF CLASS OF SECURITIES)


                                   0007499411
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                                 (CUSIP NUMBER)



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                               (Page 1 of 8 Pages)

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  1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 0007499411                  13G               PAGE 2 OF 8 PAGES
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      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Allen Telecom Inc.
               38-0290950

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      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]

                                                                      (b) [X]
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      3.       SEC USE ONLY

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      4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
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                         5.    SOLE VOTING POWER

          NUMBER OF                    None
           SHARES        -------------------------------------------------------
        BENEFICIALLY
          OWNED BY       6.    SHARED VOTING POWER
            EACH
         REPORTING             1,021,224, which includes 66,946 shares that may
        PERSON WITH            be acquired by the exercise of warrants
                         -------------------------------------------------------

                         7.    SOLE DISPOSITIVE POWER

                                       None
                         -------------------------------------------------------

                         8.    SHARED DISPOSITIVE POWER

                               1,021,224, which includes 66,946 shares that may be acquired by the exercise of warrants

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      9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,021,224, which includes 66,946 shares that may be acquired by the exercise of warrants

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     10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                            [ ]

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     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       6.4%

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     12.       TYPE OF REPORTING PERSON*

                                          CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 0007499411                  13G               PAGE 3 OF 8 PAGES
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      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Robert G. Paul
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      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [X]
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      3.       SEC USE ONLY
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      4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
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                         5.   SOLE VOTING POWER

          NUMBER OF                 25,338
           SHARES        -------------------------------------------------------
        BENEFICIALLY     6.   SHARED VOTING POWER
          OWNED BY
            EACH              1,021,224, which includes 1,021,224 shares (66,946
         REPORTING            of which may be acquired by the exercise of
         PERSON WITH          warrants) for which the Reporting Person may be
                              deemed to share voting power solely by reason of his positions with the other Reporting Person described herein, but for which the Reporting
                              Person disclaims beneficial ownership

                         -------------------------------------------------------
                         7.   SOLE DISPOSITIVE POWER

                                    25,338
                         -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER

                              1,021,224, which includes 1,021,224 shares (66,946
                              of which may be acquired by the exercise of
                              warrants) for which the Reporting Person may be deemed to share dispositive power solely by reason of his positions with the other Reporting Person described herein, but for which the Reporting Person disclaims beneficial ownership
--------------------------------------------------------------------------------

      9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,046,562, which includes 1,021,224 shares (66,946 of which may be acquired by the exercise of warrants) for which the Reporting Person may be deemed to beneficially own solely by reason of his positions with the other Reporting Person described herein, but for which the Reporting Person disclaims beneficial ownership
--------------------------------------------------------------------------------



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CUSIP NO. 0007499411                  13G               PAGE 4 OF 8 PAGES
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     10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                             [X]

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     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.6%, which includes 6.4% for which the Reporting Person may be deemed to beneficially own solely by reason of his positions with the other Reporting Person described herein, but for which the Reporting Person disclaims beneficial ownership
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     12.       TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO. 0007499411                  13G               PAGE 5 OF 8 PAGES
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ITEM 1(a).        NAME OF ISSUER:

                  RF Micro Devices, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7625 Thorndike Road, Greensboro, North Carolina 27409

ITEM 2(a).        NAME OF PERSON FILING:

                  This statement is being filed by (1) Allen Telecom Inc., a Delaware corporation, and (2) Robert G. Paul, a natural person and President, Chief Executive Officer and a Director of Allen Telecom Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  For each of Allen Telecom Inc. and Robert G. Paul:

                  25101 Chagrin Boulevard, Suite 350
                  Beachwood, Ohio 44122

ITEM 2(c).        CITIZENSHIP:

                  Allen Telecom Inc. is a Delaware corporation and Robert G. Paul is a citizen of the United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value

ITEM 2(e).        CUSIP NUMBER:

                  0007499411

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,



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CUSIP NO. 0007499411                  13G               PAGE 6 OF 8 PAGES
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     (e) [ ] Investment Advisor registered under Section 203 of the Investment
             Advisors Act of 1940,

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

     (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

     Not Applicable.

ITEM 4.       OWNERSHIP.(1)

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount beneficially owned:

         See responses to Item 9 on each of the cover pages to this statement on
         Schedule 13G.

     (b) Percent of class:

         See responses to Item 11 on each of the cover pages to this statement on Schedule 13G.

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

                  See responses to Item 5 on each of the cover pages to this statement on Schedule 13G.

         (ii) Shared power to vote or to direct the vote:

                  See responses to Item 6 on each of the cover pages to this statement on Schedule 13G.

-----------------------

1 Each Reporting Person disclaims beneficial ownership of any securities not held directly by such person. The filing of this Schedule 13G shall not be construed as an admission that a Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, a member of a "group" with the other Reporting Person. In addition, the filing of this Schedule 13G shall not be construed as an admission that a Reporting Person is the beneficial owner of any securities not held directly by such person for any purpose.


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CUSIP NO. 0007499411                  13G               PAGE 7 OF 8 PAGES
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         (iii) Sole power to dispose or to direct the disposition of:

                  See responses to Item 7 on each of the cover pages to this statement on Schedule 13G.

         (iv) Shared power to dispose or to direct the disposition of:

                  See responses to Item 8 on each of the cover pages to this statement on Schedule 13G.

         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [____].

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Allen Telecom Inc. has the right to receive dividends from, and the proceeds from the sale of, the 1,021,224 shares held directly by Allen Telecom Inc., which shares Robert G. Paul may be deemed to beneficially own. Mr. Paul disclaims beneficial ownership of the shares owned by Allen Telecom Inc. (see Item 4 above).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.


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CUSIP NO. 0007499411                  13G               PAGE 8 OF 8 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                              January 27, 1998

                                              ALLEN TELECOM INC.


                                              By:/s/ McDARA P. FOLAN, III
                                              ---------------------------------
                                                McDara P. Folan, III
                                                Vice President



                                              /s/ ROBERT G. PAUL
                                              ---------------------------------
                                              Robert G. Paul, Individually